FOR IMMEDIATE RELEASE

CONTACT:
Leading Brands, Inc.
Tel: (604) 685-5200
Email: info@LBIX.com

LEADING BRANDS, INC. ANNOUNCES
CLOSING OF $9.9 MILLION
PRIVATE PLACEMENT OF COMMON STOCK

Vancouver, Canada, August 10, 2007 - Leading Brands, Inc. (NASDAQ: LBIX), North America’s only fully integrated healthy beverage company, is pleased to announce that it has raised gross proceeds of approximately USD $9.9 million through the sale of 3.3 million shares of common stock to certain institutional investors at $3.00 per share. Leading Brands will use the proceeds from this transaction for the marketing of its proprietary beverage brands and for general working capital. Merriman Curhan Ford & Co. acted as the exclusive placement agent for the financing.

Investors also received warrants for the future purchase of 1.65 million shares of the Company's common stock. The warrants are exercisable at $3.95 per share. If all of the warrants are ultimately exercised for cash, Leading Brands will receive additional proceeds of approximately $6.5 million.

"This financing will allow us to greatly enhance our marketing and brand development efforts behind TrueBlue™ Blueberry Juice, Stoked™ Energy Drinks, Infinite Health™ Water, TREK® Natural Sports Drinks, Caesar's® Cocktails and our other healthy beverage brands. Having completed our transition to a branded healthy beverage company just a few short months ago, from a business perspective the timing of this financing is very good as well” said Ralph McRae, Chairman and CEO of Leading Brands.

The shares that have been issued in connection with this transaction have not been registered under the Securities Act of 1933, or any state securities laws, and sold in a private transaction under Regulation D. Unless the shares are registered, they may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act and applicable state laws.

This notice shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the laws of such state.

Forward Looking Statements
Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc.

About Leading Brands, Inc.
Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated healthy beverage company. Leading Brands creates, designs, bottles, distributes and markets its own proprietary premium beverage brands such as TrueBlue® Blueberry Juice, LiteBlue® Blueberry Juice, TREK® Natural Sports Drinks, NITRO® Energy Drinks, STOKED™ Energy Drinks, Infinite Health™ Water and Caesar’s® Cocktails via its unique Integrated Distribution System (IDS) ™ which involves the Company finding the best and most cost-effective route to market. The Company strives to use the best natural ingredients hence its mantra: Better Ingredients – Better Brands.

We Build Brands™
©2007 Leading Brands, Inc.

This news release is available at www.LBIX.com